Exhibit 12

Campbell Soup Company

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	July 31, 2011	August 1, 2010	August 2, 2009	August 3, 2008	July 29, 2007
Earnings
Earnings from continuing operations before taxes	$1,168	$1,242	$1,079	$939	$1,099
Amortization of capitalized interest	4	4	4	5	5
Fixed charges	142	134	131	199	200
Capitalized interest	(1)	(4)	(4)	(4)	(8)

Earnings	$1,313	$1,376	$1,210	$1,139	$1,296

Fixed Charges
Gross interest:
Interest expense	$122	$112	$110	$167	$163
Capitalized interest	1	4	4	4	8
Amortization of debt issuance costs	2	2	1	1	2
Interest portion of rent	17	16	16	27	27

Fixed Charges	$142	$134	$131	$199	$200

Ratio of Earnings to Fixed Charges	9.2	10.2	9.2	5.7	6.5

The ratios of earnings to fixed charges were computed by dividing our earnings by fixed charges. For this purpose, earnings include the sum of earnings from continuing operations before taxes, amortization of capitalized interest, and fixed charges, less capitalized interest. Fixed charges include interest expense, capitalized interest, amortization of debt expenses and the estimated interest components of rentals. All amounts are on an as reported basis. In fiscal years 2011, 2010 and 2008, we recorded pre-tax restructuring charges of $63 million, $12 million and $175 million, respectively. In fiscal year 2009, we recognized a pre-tax impairment charge of $67 million related to certain European trademarks.